August 29, 2012

United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Attention: Justin Dobbie, Branch Chief

Re:    Air Transport Services Group, Inc.
Form 10-K for the year ended December 31, 2011
File No. 000-50368

Ladies and Gentlemen:
We have received correspondence dated August 16, 2012 regarding the review by the staff of the Division of Corporation Finance (the “Staff”) of the financial statements and disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2011 of Air Transport Services Group, Inc. (the “Company”). Our response to the Staff's comment is provided below. For your convenience, we have included the comment followed by the Company's response. Page numbers refer to the pages contained in Form 10-K unless otherwise indicated.

Signature, page 88

SEC Comment:

1.	Please confirm that in future filings you will have your controller or principal accounting officer sign your Form 10-K in his capacity as such. Refer to General Instruction D(2)(a)
of Form 10-K.

Company Response:

We acknowledge the Staff's comment and confirm that future Form10-K filings will include the signature of the Company's principal accounting officer, identified as such, on the signature pages. Quint Turner, Chief Financial Officer of the Company, serves as both the principal financial officer and the principal accounting officer. Accordingly, the signature page will indicate both positions in which he signs the filing.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the Staff's comment contained in this letter or changes to disclosures in future filings in response to the Staff comment do not foreclose the Commission from taking any action with respect to the above-referenced filing. The Company recognizes that it may not assert the Staff comment made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to your comment. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company's address of record.

Sincerely,

/s/ Quint O. Turner
Quint O. Turner
Chief Financial Officer